August 25, 2005

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Fruit of the Loom Unsecured Creditors Trust Form 10-K Filed July 29, 2005 File No. 001-08941

Dear Ms. Jenkins:

This letter is submitted by Clingman & Hanger Management Associates, LLC, the Trust Administrator of an Unsecured Creditors Trust (the “UCT”) established for the benefit of certain unsecured creditors of NWI-I, Inc., formerly known as Fruit of the Loom, Inc., on behalf of the UCT in connection with the response of Pepper Hamilton LLP, counsel to the UCT, to your correspondence of August 4, 2005 regarding the UCT’s annual report on Form 10-K for the fiscal year ended April 30, 2005.

The UCT hereby acknowledges that:

1. It is responsible for the adequacy and accuracy of the disclosure in its filings

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,
Clingman & Hanger Management Associates, LLC, Trust Administrator

By:	/s/ W. Edward Clingman, Jr.
W. Edward Clingman, Jr., Principal